Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-177923

Addendum to the accompanying Product Supplement no. 137-III dated August 18, 2008
and Amendment No. 2 to Pricing Supplement no. 1270 dated August 18, 2008

JPMORGAN CHASE & CO.

KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

This addendum supplements the accompanying Product Supplement no. 137-III dated August 18, 2008 (the "Product Supplement") and Amendment No. 2 to Pricing Supplement no. 1270 dated August 18, 2008 (the "Pricing Supplement") of JPMorgan Chase & Co., each of which contain the specific terms relating to the KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023, which we refer to as the ETNs, that were issued by JPMorgan Chase & Co. You should read this addendum and the accompanying Product Supplement and Pricing Supplement together with the accompanying Prospectus dated November 14, 2011 (the "Prospectus"), Prospectus Supplement dated November 14, 2011 (the "Prospectus Supplement") and Addendum dated November 14, 2011 (the "Prospectus Addendum").

The ETNs are currently listed on the NYSE Arca, Inc. ("NYSE Arca") under the ticker "JFT." Effective on or about October 10, 2013, JPMorgan Chase & Co. will withdraw the NYSE Arca listing of the ETNs given the current limited demand for the ETNs. Following the withdrawal of the listing of the ETNs, the ETNs will no longer be listed on a national securities exchange or quoted on any quotation medium. The ETNs may trade, if at all, on an over-the-counter basis. See "Risk Factors — Your notes may not have an active trading market, and may not continue to be listed over the term of the notes" in the accompanying Product Supplement. Accordingly, there may not be an active trading market for the ETNs after the withdrawal of the listing of the ETNs. In connection with the delisting of the ETNs, JPMorgan Chase & Co. and First Trust Portfolios L.P. will jointly terminate the Marketing Agent Agreement for the ETNs effective on or about October 14, 2013.

JPMorgan Chase & Co. does not expect to issue any additional ETNs. As a result, the maximum amount of ETNs outstanding at any given time is not expected to exceed the amount of ETNs outstanding as of the date of this addendum.

Investing in the ETNs involves a number of risks. See "Risk Factors" beginning on PS-5 of the accompanying Product Supplement and "Selected Risk Considerations" beginning on page PS-2 of the accompanying Pricing Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ETNs or passed upon the accuracy or the adequacy of this addendum, the accompanying Pricing Supplement, Product Supplement, Prospectus Addendum, Prospectus Supplement or Prospectus. Any representation to the contrary is a criminal offense.

The ETNs are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Addendum dated September 20, 2013.